Exhibit 99.4

When this shareholder speaks, CEOs better listen

DEBORAH YAO
Associated Press
Friday, January 13, 2006

PHILADELPHIA - When chief executives get calls from Ralph Whitworth, they better listen.

The principal of Relational Investors LLC has fired top executives at Waste Management Inc., collaborated with the board of Mattel Inc. to make painful changes at the toymaker, and taken the helm to help solve the financial woes of Apria Healthcare Group Inc.

Now the plainspoken Nevada native is facing one of his thorniest challenges yet: fighting to give shareholders the right to block Sovereign Bancorp’s two multibillion-dollar acquisition deals.

Relational, Sovereign’s largest shareholder with an 8 percent stake worth over $600 million, said it will fight for as long as it takes to win.

“This is not like the old days where shareholders squawked and jawboned and left,” Whitworth said. “We’re here and we’re going to be persistent in years to come.”

In October, Philadelphia-based Sovereign announced a deal to sell a 19.8 percent stake to Grupo Santander, a Spanish banking conglomerate, for $2.4 billion in cash, and buy Independence Community Bank Corp. in Brooklyn, N.Y., for $3.6 billion.

The deals have attracted the ire of major shareholders because their stakes would be diluted. The acquisitions also don’t require shareholder approval, a construct Relational contends was orchestrated to bypass shareholders and head off a proxy fight to remove Sovereign’s directors.

The public sparring has been acrimonious. Sovereign and Relational are embroiled in lawsuits and each has asked the Securities and Exchange Commission to investigate the other. Relational published an ad calling Sovereign’s directors long-term liabilities, and Sovereign hit back with a lawsuit and an ad of its own defending the deals.

Whitworth said Relational is prepared to stage a proxy fight – something it’s never done before. In the past, the threat of one was enough to get management to listen.

“We haven’t had a proxy fight primarily because we’ve dealt with ultimately logical people who understand we are driven by economics - and there’s always a constructive middle ground,” he said.

Such fighting is not typical for Whitworth, known for his work-with-me style.

“Ralph is a savvy, aggressive investor. Like many smart investors, he searches out strong companies that become undervalued,” said Robert Eckert, chairman and CEO of Mattel in El Segundo, Calif. “The difference is that Ralph then works with the board to effect change.”

He said Whitworth will “support decisions that in the short term will not boost the stock price. But over the long term, they will create value for shareholders.”

Relational Investors manages $6.5 billion in assets - money from public pension funds such as the California Public Employees’ Retirement System, or CalPERS, the World Bank and British Telecom.

San Diego-based Relational looks for solid, profitable companies with a stock price that has been beaten down because of flaws that can be fixed, said Whitworth, who once worked for corporate raider T. Boone Pickens.

The firm takes a big ownership position in a company - it usually invests in only eight to 12 firms and currently has stakes in 10 – and makes recommendations to management for improvement.

To gain influence, Whitworth attempts to join the company. At Mattel, he was a director. At Waste Management and Apria, he took over as chairman.

When Mattel’s management first met Whitworth, Eckert said, there was some anxiety. But Whitworth earned their respect with his experience in management turnarounds.

“The very first day I met Ralph, he shared with me what essentially was a one-page financial plan ... that made a lot of sense,” he said. “He helped make the tough choices.”

Such tactics have translated to nifty returns for Relational’s clients.

CalPERS, which has $1.1 billion with Relational, said the money manager has generated an average return of 25 percent annually from 1996 to Sept. 30, 2005, for the pension fund. The S&P 500 had an 8 percent average yearly return over the past decade.

“They’ve done a phenomenal job of investing for us,” said Brad Pacheco, a spokesman for CalPERS, which invests the retirement money of 1.4 million public workers.

Relational got its name from the concept of relational investing, where an investor works with management to turn around business. A payoff, if any, can take years.

Some Relational investments, such as Nuevo Energy in the late 1990s, went sour even after Relational’s changes were implemented. Whitworth said it was because oil prices fell.

While Relational is lauded as a shareholder activist, Whitworth said it’s just good business.

“We do it because we think it’s a good way to make money, OK?” he said. “The fact that it also increases the value of the stock for other investors is great. It’s wonderful, but it’s not the reason we do it. It’s not our raison d’etre.”

Used with permission of The Associated Press Copyright © 2006. All rights reserved.